Ermenegildo Zegna N.V.

Viale Roma 99/100

13835 Valdilana loc. Trivero

Italy

January 26, 2022

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance, Office of Manufacturing,

100 F Street N.E.,

Washington, D.C. 20549.

Attention:    Mr. Gregory Herbers

Re:    Ermenegildo Zegna N.V.

Registration Statement on Form F-1

Filed January 19, 2022

File No. 333-262242

Dear Mr. Herbers:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ermenegildo Zegna N.V. hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 2 p.m. Eastern Time on January 28, 2022, or as soon as practicable thereafter.

*    *    *

U.S. Securities and Exchange Commission

Please do not hesitate to contact Scott D. Miller of Sullivan & Cromwell LLP by telephone (+1 212 558 3109) or email (millersc@sullcrom.com) with any questions or comments regarding this filing.

In addition, please inform Mr. Miller when this request for acceleration has been granted.

Very truly yours,

ERMENEGILDO ZEGNA N.V.

By:	/s/ Gianluca Ambrogio Tagliabue
Name:	Gianluca Ambrogio Tagliabue
Title:	Chief Operating Officer and Chief Financial Officer

cc:	Delphine Gieux

(Ermenegildo Zegna N.V.)

Scott D. Miller

(Sullivan & Cromwell LLP)